Portion of a script for a presentation made by John N. Milne, Vice
 Chairman and Chief Acquisition Officer of United Rentals, Inc. and President of UR Acquisition Corporation, at a Donaldson, Lufkin and Jenrette Securities Corporation investor conference held in New York City on April 14, 1999.


 1. As you are probably aware [As Mark indicated in his introduction], last week we initiated a cash tender offer to acquire Rental Service Corporation, the third largest equipment company after us and Hertz.

 2. We believe, Rental Service would be an excellent strategic and geographic fit with United Rentals.

 3. Rental Service has estimated revenues this year of about $785 million and 245 branches in 27 states.

 4. RSC's focus has primarily been on secondary markets, which fits well with our strong position in many metropolitan areas with little overlap.

 5. Our preliminary look at the company leads us to believe that 25 locations could be consolidated, plus we could consolidate many of the corporate functions.

 6. We think that we could achieve $20 million in annual cost savings, about half from the field and half from the corporate area.

 7. The combined company would have 1999 revenues approaching $3 billion, giving us a roughly 10% share of the market.

 8. More importantly, combining our company with Rental Service is 100% in line with our philosophy from day one - which is bigger is better in this industry because you have greater purchasing power, greater economies of scale, and greater operating efficiencies that lead to more equipment, broader geographical availability and improved service to our customers.

 9. We are confident that we can efficiently integrate the two companies. At United Rentals, we have a strong operating infrastructure already in place to support further expansion, URI and RSC share a common decentralized operating approach, and Rental Service is already using the same MIS systems as we are.

 10. It is also an attractive transaction for our shareholders, not only for its strategic fit but also the fact that it would be accretive by about $0.10 to our earnings next year.

 11. We think our offer of $22.75 per share, which is a approximately 32% premium to the RSC share price prior to our offer, represents an attractive offer to RSC shareholders both in terms of the premium paid and the certainty of getting cash.

 12.  I'd now like to turn this over to Wayland . . .